EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

April 3, 2015

Ms. Mara L. Ransom, Assistant Director

Mr. Michael Kennedy, Staff Attorney

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Emerald Data Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 11, 2015 File No. 333-200629

Dear Ms. Ransom and Mr. Kennedy,

Thank you for your review of our Registration Statement.  Based upon your comments we have amended the Registration Statement as follows:

Dilution, page 13

1. Please revise the disclosure in this section to reflect the updated financial information as of November 30, 2014.

We have revised the disclosure as requested.

Management’s Discussion and Analysis or Results of Operations, page 15

2. We note your response to comment 7. However, please clarify what you mean by “off the shelf” products and detail the types of products you are currently selling and how customers are able to effectuate purchases, considering your web-site is still under development. Additionally, tell us from which of your suppliers you are purchasing such products.

We have provided the requested clarification and disclosure.

Notes to the Financial Statements

Note 6:  Income Taxes, page F-9

3. We note your response to prior comment 19 and your revised disclosures. Please tell us how your revisions substantially satisfy the disclosure requirements within ASC 740-10-50. In this regard, please identify each disclosure requirement within the ASC guidance and tell us specifically where you have provided this detail within your filing.

We believe the added disclosure satisfies the disclosure requirements within ASC 740-10-50 as they apply to our start-up company.  We have added further disclosure to the MD&A section of the S-1.

Note 10:  Restatement, page F-10

1

4. Please revise your filing to identify the face of the financial statements as “restated.”

The revision has been made.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Janis Kalnins

Janis Kalnins

President